FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from September 1, 2023 to September 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 12, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from September 1, 2023 to September 30, 2023 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on October 12, 2023]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of September 30, 2023

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) September 1 September 4 September 5 September 6 September 7 September 8 September 11 September 12 September 13 September 14 September 15 September 19 September 20 September 21 September 22	1,325,300 1,051,000 1,051,000 1,051,000 1,051,000 1,051,000 1,208,200 1,208,200 1,208,200 1,208,200 1,208,200 1,464,800 1,464,800 1,350,000 175,600	764,272,960 613,423,090 613,667,910 630,825,200 630,327,630 629,086,280 737,468,480 738,787,700 747,621,940 766,788,740 788,931,320 947,101,290 955,793,610 865,474,570 110,260,490

Total	—	17,076,500	10,539,831,210

Aggregate shares repurchased as of the end of this reporting month		34,368,500	19,999,965,060

Progress of share repurchase (%)		98.2	100.0

2.	Status of disposition

as of September 30, 2023

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date) September 1 September 4 September 8 September 11 September 12 September 13 September 14 September 15 September 19 September 20 September 21 September 22 September 25	40,500 39,300 15,900 1,500 8,000 3,800 38,000 34,100 13,900 45,300 89,800 32,000 45,000	40,500 39,300 5,735,900 889,500 4,644,000 1,167,800 38,000 6,486,100 6,425,900 6,537,300 43,893,800 18,776,000 14,785,000

Subtotal	—	407,100	109,459,100

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	407,100	109,459,100

3.	Status of shares held in treasury

as of September 30 2023

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	149,131,340

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before September 30, 2023.